Gentor Resources Inc.

PRESS RELEASE

Gentor Announces Transfer of Listing to NEX

Toronto, Canada - February 22, 2023 - Gentor Resources Inc. (the "Company") (TSX-V - "GNT") announces that it has been advised by the TSX Venture Exchange that its listing will be transferred to the NEX Board of the TSX Venture Exchange (the "TSXV") effective as of the opening of trading on Thursday, February 23, 2023.  The transfer of the listing to NEX is being made as a result of the Company not meeting the TSXV's Tier 2 continued listing requirements.  NEX is a separate trading board of the TSXV which provides a trading forum for companies that have fallen below the TSXV's ongoing listing standards.

The Company's trading symbol will change from GNT to GNT.H on the effective date as a result of the transfer.  The .H symbol extension differentiates NEX symbols from other symbols on the main stock list of the TSXV.  There is no change in the Company's name or CUSIP number and no consolidation of capital.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: info@gentorresources.com or Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.